CANNEX CAPITAL CLOSES ACQUISITION OF PURE RATIOS AND
PROVIDES 4FRONT TRANSACTION UPDATE

Acquisition will add innovative wellness brand combining cannabis and holistic medicine, including a premium hemp-derived CBD product portfolio

VANCOUVER, BC, June 11, 2019 - Cannex Capital Holdings Inc. (CSE: CNNX) (OTCQX: CNXXF) (“Cannex” or the “Company”) is pleased to announce that it has closed its previously announced acquisition of 100% of San Diego, California-based Pure Ratios Holdings, Inc. (“Pure Ratios”) in a cash and stock transaction (the “Transaction”).

Highlights

•	Pure Ratios has authentic positioning in the cannabinoid wellness segment with a solid foundation in California;
•	Pure Ratios has expertise integrating cannabinoids into a variety of form factors including a patented 96-hour transdermal patch, its best-selling product;
•	Pure Ratios co-founder and CEO, Chad Conner, is an experienced practitioner of holistic medicine and a recognized public speaker on cannabis and alternative approaches to wellness.

The Pure Ratios brand was established in 2015 to develop and distribute products that combined holistic wellness concepts with CBD, THC, and other cannabinoids, first in California and then nationally. Its first products were created by combining traditional Chinese medicines with cannabis and hemp-derived CBD. Pure Ratios’ CBD products are sold online, through a network of naturopathic medicine practitioners, and in over 300 health food stores, while its THC-enhanced products are sold by licensed California cannabis manufacturers and distributors, as well as being manufactured and distributed in other states by licensed cannabis businesses that license Pure Ratios’ intellectual property.

“We are incredibly pleased to welcome Pure Ratios into Cannex,” said Cannex CEO Anthony Dutton. “Pure Ratios’ focus on wellness products is a terrific complement to Cannex’s existing suite of adult-use cannabis brands. We looked at numerous companies in the CBD/wellness space, but we connected with the authenticity and unique positioning which Chad and his team have built in Pure Ratios. Since we signed the binding LOI in February, which included a modest loan to jumpstart growth, we’ve seen truly impressive month-over-month revenue growth that we expect to continue post-acquisition. With our pending business combination with 4Front Holdings, LLC, we are particularly excited by how the combined capabilities and geographic reach can extend growth for Pure Ratios and the collective platform.”

“Pure Ratios was created to help people through combining holistic medicine, something I’ve practiced for years, with cannabinoids. When we looked for a partner to help us accelerate our growth, particularly to support the penetration of our proprietary formulations through market and supply chain expertise, we immediately were in synch with the Cannex team and the strong operational capabilities we plan to lean on,” said Chad Conner, Pure Ratios CEO. “We are poised to capitalize on our early advantage in the CBD market and to launch our expanded product portfolio, including our range of THC-enhanced products, and with the pending 4Front- Cannex combination, we see great opportunity to expand our reach.”

Cannex will pay Pure Ratios’ shareholders consideration of US$1,000,000 cash, 3,500,000 shares of Cannex common stock, and assumption and/or repayment of up to US$500,000 debt. Additionally, Cannex will provide US$1,000,000 growth capital to Pure Ratios, of which US$500,000 has already been provided by a secured convertible promissory note prior to closing. Upon the satisfaction of certain sales targets by Pure Ratios within one year of closing, Cannex will issue Pure Ratios’ shareholders up to an additional US$1,000,000, and upon the satisfaction of certain sales targets two years from closing Cannex will issue up to an additional US$1,500,000 in Cannex stock priced at US$1.18. This transaction is not a significant transaction per applicable securities regulations and CSE policies.

4FRONT TRANSACTION UPDATE

“Cannex and 4Front are making substantive progress on meeting the requests supplied by the Department of Justice within the second request for information related to our HSR filing,” said Anthony Dutton. “It remains challenging to offer a precise timeline. However, it is my expectation that we can navigate this process within the next several weeks and provide a more concrete closing timeline shortly. Both parties remain committed to consummating the transaction as efficiently as possible and we look forward to having this administrative burden behind us to fully harness the benefits of this combination.”

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com
Pure Ratios Holdings Inc.
Chad Conner, CEO
(619) 955-1339
Email: chad@pureratios.com
Website www.pureratios.com and www.pureratioscbd.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

The information in this news release pertaining to Pure Ratios was provided by Pure Ratios. Although Cannex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Cannex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to the proposed acquisition of Pure Ratios, the proposed transaction with 4Front Holdings LLC., Cannex’s expansion plans, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.